EXHIBIT 21.1

LIST OF SUBSIDIARIES

As of December 26, 2014

Interline Brands, Inc.	New Jersey
IBI Merchandising Services, Inc.	Delaware
Wilmar Financial, Inc.	Delaware
Glenwood Acquisition LLC	Delaware
Barnett of the Caribbean, Inc.	Puerto Rico
Sexauer Ltd.	Ontario, Canada
Interline Brands Hong Kong Limited	Hong Kong, China
Interline Brands International Trading (Shenzhen) Co., Ltd.	Shenzhen, China